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Exhibit 99.1

FOR IMMEDIATE RELEASE	August 25, 2005

CELESTICA TO REDEEM OUTSTANDING LYONS

        TORONTO, Canada — Celestica Inc. (NYSE: CLS, TSX: CLS/SV), a world leader in electronics manufacturing services (EMS), today announced that it is redeeming all of its Liquid Yield Option™ Notes due 2020 (Zero Coupon-Subordinated) (the "LYONs") that are outstanding on September 23, 2005. Under the terms of the LYONs, Celestica has the right to redeem all or any part of the outstanding LYONs at any time after August 1, 2005. The redemption price on September 23, 2005 will be US$575.84 per US$1,000 principal amount at maturity. All LYONs outstanding on September 23, 2005 will be deemed to have been redeemed by Celestica, whether or not they have been surrendered for redemption, and all rights of the holders thereof will terminate, with the exception of the holder's right to receive payment of the redemption price upon the presentation and surrender of their LYONs. There is currently US$2,149,000 principal amount at maturity of LYONs outstanding. The aggregate cash purchase price will be approximately US$1,237,480.

        In order for a holder to receive its payment, the holder's LYONs must be delivered to JPMorgan Chase Bank, N.A., the trustee for the LYONs. Questions and requests for assistance in connection with the process for the surrender of LYONs may be directed to JPMorgan Chase Bank, N.A., at (800) 275-2048.

About Celestica

        Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers). Celestica's expertise in quality, technology and supply chain management, and leadership in the global deployment of Lean principles, enables the company to provide competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

        For further information on Celestica, visit its website at www.celestica.com.

        The company's security filings can also be accessed at www.sedar.com and www.sec.gov.

Celestica Safe Harbour and Fair Disclosure Statement

        This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the challenges of effectively managing our operations during uncertain economic conditions; the challenge of responding to lower-than-expected customer demand; the effects of price competition and other business and competitive factors generally affecting the EMS industry; our dependence on the information technology and communications industries; our dependence on a limited number of customers and on industries affected by rapid technological change; component constraints; variability of operating results among periods; and the ability to manage our restructuring and the shift of production to lower cost geographies. These and other risks and uncertainties and factors are discussed in the Company's various public filings at www.sedar.com and http://www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

        We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        As of its date, this press release contains all material information associated with this event.

        *Trademark of Merrill Lynch & Co., Inc.

Celestica Contacts:
Laurie Flanagan	Paul Carpino
VP, Global Communications	VP, Investor Relations
(416)448-2200	(416)448-2211
media@celestica.com	clsir@celestica.com

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Exhibit 99.1